October 12, 2012

Mr. Kevin L. Vaughn,

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Panasonic Corporation

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed June 28, 2012

File No. 001-06784

Comment Letter dated September 28, 2012

Dear Mr. Vaughn:

This is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 28, 2012, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 29

H. Accounting Principles, page 49

-Valuation of Goodwill, page 50

1.	We note your response to prior comment 3. Similar to your response, please revise future filings to provide more detailed information related to your goodwill impairment charges that you recorded during fiscal 2012 or any future period whereby you incur material goodwill impairment charges.

Response to Comment No. 1

We respectfully acknowledge the Staff’s comment and, in our future filings, we will include the disclosure requested by the Staff.

Mr. Kevin L. Vaughn	-2-

Item 18. Financial Statements, page 99

-Consolidated Statements of Operations, page 104

2.	We note your response to prior comment 5. If other deductions are material in future periods, please revise future filings to include a break-out of the components of “other deductions” within your notes to the financial statements similar to the one provided within your response.

Response to Comment No. 2

We respectfully acknowledge the Staff’s comment and, in our future filings, we will include the disclosure requested by the Staff.

*        *        *         *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Masahito Yamamura, General Manager of Investor Relations (fax: 81-6-6908-2351; e-mail:yamamura.masahito@jp.panasonic.com).

Mr. Kevin L. Vaughn	-3-

Very truly yours,

/s/ Hideaki Kawai
Hideaki Kawai
Managing Director
(Principal Financial Officer)
Panasonic Corporation

cc:	Ms. Tara Harkins

(Staff Accountant,

Securities and Exchange Commission)

Mr. Martin James

(Senior Assistant Chief Accountant,

Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

Mr. Ken Kiyota

(Sullivan & Cromwell LLP)